UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __1__)


Interlink Electronics, Inc.

(Name of Issuer)

Common Stock, $.00001 Par Value
 (Title of Class of Securities)

458751104
 (CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2007
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   458751104
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      6,316,198*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:      6,316,198*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
6,316,198*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    36.5% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 73,125 shares of Common Stock, 30,952 Warrants and 78,000 Convertible Bonds to purchase 61,905 shares of Common Stock owned by Special Situations Fund III, L.P., 530,250 shares of Common Stock, 225,794 Warrants and 569,000 Convertible Bonds to purchase 451,587 shares of Common Stock owned by Special Situations Fund III QP, L.P., 276,657 shares of Common Stock, 117,857 Warrants and 297,000 Convertible Bonds to purchase 235,714 shares of Common Stock owned by Special Situations Technology Fund, L.P. and 1,894,500 shares of common stock, 805,952 Warrants and 2,031,000 Convertible Bonds to purchase 1,611,905 shares of Common Stock owned by Special Situations Technology Fund II, L.P. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the Common Stock of Interlink Electronics, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 546 Flynn Road, Camarillo, CA 93012

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of SST Advisers, L.L.C. (?SSTA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and the Special Situations Technology Fund II, L.P. (?Tech II?). AWM serves as the investment adviser to SSFQP, Technology, and Tech II. (SSF3, SSFQP, Technology and Tech II will hereafter be referred to as, the ?Funds?).

	The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

	The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		SSF3 owns 73,125 shares of Common Stock, 30,952 Warrants and 78,000
Convertible Bonds to purchase 61,905 shares of Common Stock or 1.2% of the shares outstanding, SSFQP owns 530,250 shares of Commons Stock, 225,794
Warrants and 569,000 Convertible Bonds to purchase 451,587 shares of Common
Stock or 8.4% of the shares outstanding, Technology owns 276,657 shares of
Common Stock, 117,857 Warrants and 297,000 Convertible Bonds to purchase
235,714 shares of Common Stock or 4.5% of the shares outstanding, and Tech II owns 1,894,500 shares of Common Stock 805,952 Warrants and 2,031,000
Convertible Bonds to purchase 1,611,905 shares of Common Stock or 26.7% of the outstanding shares.  Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the
Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of
6,316,198 shares of Common Stock or 36.5% of the outstanding shares.


		The following table reflects the purchases of Convertible Bonds and warrants in a private placement transaction in July 2007.  No other trans-
actions occurred within the past sixty days preceding the date of the event that requires the filing of this statement.


A.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Sales)



Date

Quantity

Average Price

(Purchases)

During July 2007
Warrants

117,857

$0.0
During July 2007
Convertible Bonds

297,000

$100.0

B.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Sales)


Date
Quantity
Average Price

(Purchases)

During July 2007
Warrants

805,952

$0.0
During July 2007
Convertible Bonds

2,031,000

$100.0



C.	Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Sales)








Date
Quantity
Average Price

(Purchases)

During July 2007
Warrants

30,952

$0.0
During July 2007
Convertible Bonds

78,000

$100.0

D.	Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Sales)









Date

Quantity

Average Price

(Purchases)

During July 2007
Warrants

225,794

$0.0
During July 2007
Convertible Bonds

569,000

$100.0

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and
Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: August 6, 2007



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse_____________
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.







	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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